                               CCH INCORPORATED
                              2700 Lake Cook Road
                          Riverwoods, Illinois 60015

                               ----------------

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

  This Information Statement is being mailed on or about December 1, 1995 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of the Shares of the Company. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the
Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Offeror to a majority of the seats on the Board of Directors of the Company (the "Board").

  Pursuant to the Merger Agreement, on December 1, 1995, the Offeror commenced the Offer. The Offer is scheduled to expire at 5:00 P.M., New York City time, on January 4, 1996, unless extended.

  This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

  The information contained in this Information Statement (including information incorporated by reference) concerning Parent and the Offeror and the Designees (as defined herein) has been furnished to the Company by Parent and the Offeror and the Company assumes no responsibility for the accuracy or completeness of such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

GENERAL

  The Class A Common Stock is the only class of voting securities of the Company outstanding. Each share of Class A Common Stock has one vote. As of November 27, 1995, (i) there were 16,638,512 shares of Class A Common Stock outstanding, (ii) 16,397,122 shares of Class B Common Stock outstanding and
(iii) outstanding employee stock options granted under the Company's 1993 Long-Term Incentive Plan to purchase an aggregate of 1,217,000 shares of Class B Common Stock. The Board currently consists of eight members and there are currently no vacancies on the Board. Each director serves a term of one year or until his successor is duly elected and qualified or until his earlier death, resignation or removal.

DESIGNEES

   Pursuant to the Option Agreement the Stockholders severally agreed that, if the Merger Agreement shall terminate solely by reason of the Company's Fiduciary Duty Termination, and for as long as the Exercise Period (as defined in the Merger Agreement) has not ended, the Stockholders shall vote the Shares owned by such Stockholders to enlarge the Board to provide the Offeror with a majority of members of the Board elected by the Offeror (the "Designees").

  Offeror has informed the Company that it will choose the Designees from the directors and executive officers listed in the section herein entitled "Information With Respect to Designees." Offeror has informed the Company that each of the directors and executive officers listed in such section has consented to act as a director, if so designated. The business address of Parent and Offeror is Stadhouderskade 1, 1054 ES Amsterdam, The Netherlands.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

DIRECTORS OF THE COMPANY

  The names of the current directors, their ages as of March 2, 1995 and certain other information about them are set forth below.

                          YEAR FIRST        POSITION WITH THE COMPANY OR
                          ELECTED A   PRINCIPAL OCCUPATION DURING THE PAST FIVE
NAME OF DIRECTOR      AGE  DIRECTOR                     YEARS
----------------      --- ---------- -------------------------------------------
John C. Burton......   62    1979    John C. Burton has been a Director of the
                                     Company since 1979. Mr. Burton has been
                                     Ernst & Young Professor of Accounting and
                                     Finance at Columbia University, New York,
                                     New York, since 1962 except from 1976 to
                                     1977, when he served as Deputy Mayor for
                                     Finance for the City of New York, and from
                                     1972 to 1976, when he served as Chief Ac-
                                     countant of the Securities and Exchange
                                     Commission. Mr. Burton is also a director
                                     of Scholastic, Inc., Manville Corporation,
                                     CPAC, Inc., and Salomon Swapco, a wholly-
                                     owned subsidiary of Salomon Brothers Inc,
                                     and was a Governor at Large for the Na-
                                     tional Association of Securities Dealers
                                     from 1991 to 1994.
William C. Egan        49    1993    Mr. Egan has served as the Executive Vice
 III................                 President of Consumer Products Worldwide of
                                     Johnson & Johnson Inc. since January 1995.
                                     He also served as the President of the Arm
                                     & Hammer Division of Church & Dwight, Inc.,
                                     and Chairman of Church & Dwight, Ltd. (Can-
                                     ada) from 1990 to 1991.
Robert H. Mundheim..   62    1981    Mr. Mundheim has served as Executive Vice
                                     President and General Counsel for Salomon,
                                     Inc. and a Managing Director and member of
                                     the Executive Committee of Salomon Brothers
                                     Inc since 1992. He served as Co-Chairman of
                                     the law firm of Fried, Frank, Harris,
                                     Shriver and Jacobson from 1989 to 1992 and
                                     University Professor of Law and Finance
                                     Emeritus, University of Pennsylvania Law
                                     School. Mr. Mundheim has been a member of
                                     the faculty of the University of Pennsylva-
                                     nia since 1965, except for the period from
                                     1977 to 1980, when he served as General
                                     Counsel of the Treasury Department. He also
                                     served the National Association of Securi-
                                     ties Dealers as Governor at Large from 1988
                                     to 1991 and Vice Chairman-Finance, 1990-
                                     1991.
Daniel K. Thorne....   43    1977    Mr. Thorne is a private investor and a Di-
                                     rector of Imperial Holly Corporation.

                          YEAR FIRST        POSITION WITH THE COMPANY OR
                          ELECTED A   PRINCIPAL OCCUPATION DURING THE PAST FIVE
NAME OF DIRECTOR      AGE  DIRECTOR                     YEARS
----------------      --- ---------- -------------------------------------------
Edward L. Massie....   65    1981    Edward L. Massie served as President, Chief
                                     Executive Officer and a member of the Exec-
                                     utive Committee of the Company from 1991 to
                                     April, 1995. Mr. Massie also served as Ex-
                                     ecutive Vice President of the Company from
                                     1980 to 1991.
Oakleigh B. Thorne..   62    1959    Oakleigh B. Thorne has served as Chairman
                                     of the Company since 1973. Mr. Thorne is
                                     also a Director of the Bank of Millbrook
                                     and Fiduciary Trust Company International.
Oakleigh Thorne.....   37    1988    Oakleigh Thorne has served as President and
                                     Chief Executive Officer since April, 1995,
                                     as a member of the Company's Executive Com-
                                     mittee since 1992 and as Executive Vice
                                     President of the Company from 1991 to 1992.
                                     Mr. Thorne also served as the President of
                                     CCH Legal Information Services, Inc. from
                                     1988 to 1992.
Ralph C. Whitley....   52    1993    Ralph C. Whitley has been a member of the
                                     Company's Executive Committee since 1992.
                                     Mr. Whitley also served as the President of
                                     CCH Computax, Inc. ("Computax") from 1992
                                     to 1994 and Executive Vice President of
                                     Computax from 1978 to 1992.

  Each of the directors has been engaged in the principal occupation(s) described above during the past five (5) years. Oakleigh B. Thorne and Daniel
K. Thorne are brothers and Oakleigh Thorne is a son of Oakleigh B. Thorne. William C. Egan III is a cousin (by marriage) of Oakleigh B. Thorne.

INFORMATION CONCERNING THE BOARD OF DIRECTORS

  During 1994 there were 11 meetings of the Board. The Board has an Audit Committee and a Compensation Committee. The Board does not have a standing nominating committee or any committee serving similar functions, nor is there an executive committee of the Board. The Executive Committee of the Company mentioned above is an executive management committee responsible for day-to-day operations, but it cannot act in lieu of the Board.

  The Audit Committee of the Board consists of John C. Burton (Chairman), Robert H. Mundheim and Daniel K. Thorne and met two times during 1994. The principal functions of the Audit Committee of the Board are to recommend independent auditors to be engaged by the Board, to review with the auditors the scope and results of the audit engagement, to review the Company's financial statements, financial accounting policies, and decisions embodied in the annual financial statements, and to exercise general oversight with respect to the Company's internal accounting control systems.

  The Compensation Committee consists of Robert H. Mundheim (Chairman), John
C. Burton and William C. Egan, III, and met five times during 1994. The principal function of the Compensation Committee is to determine the compensation of all executive officers of the Company, to recommend to the Board the terms of principal compensation plans requiring stockholder approval or benefiting executive officers, and to administer the plans.

  Each non-employee director is entitled to receive $30,000 annually for serving as a director of the Company. Employee directors receive $250 for each meeting of the Board they attend. The directors who chair the Audit Committee and the Compensation Committee each receive an additional $5,000 annually for such services, and directors serving on those committees receive $500 for each Audit or Compensation Committee meeting they attend. Each non-employee director made a one-time irrevocable election in 1993 (or, if later, when such non-employee director began serving on the Board) to substitute phantom units of Class B Common Stock for all or a portion of such director's next ten years of cash compensation for services as a director. Such phantom units will be settled ten years after the deferral election was made or the director's retirement from the Board, whichever is earlier, in an amount equal to the then fair market value of the corresponding Class B Common Stock.

  The number of phantom stock units credited to a director's account is determined by dividing the amount of the director's deferred compensation by an amount equal to 75% of the price of the Class B Common Stock on February 11, 1993, in the case of a director elected on March 15, 1993, or, in the case of a director joining the Board thereafter, by an amount equal to 75% of the price of the Class B Common Stock on the date the director becomes eligible to participate in the plan. In addition, each director's phantom stock account is credited with phantom dividends in the form of additional phantom stock. The amount of phantom stock so credited is calculated by dividing the amount of dividends that would have been paid on the phantom shares already credited to the director's account had those phantom shares been actual Class B Common Stock by a amount equal to 75% of the price of Class B Common Stock on February 11, 1993, in the case of a director elected on March 15, 1993, or, in the case of a director joining the Board thereafter, by an amount equal to 75% of the price of the Class B Common Stock on the date the director becomes eligible to participate in the plan.

  In addition, non-employee directors who do not have benefits under any other employee retirement plan of the Company are entitled to a retirement annuity ranging from 50% (for 10 years of service) to 100% (for 20 years of service) of the amount payable to such directors for services during the final year of service. Benefits under this plan will normally begin at the later of the attainment of age 70 or retirement from the Board. The retired director will receive full benefits for life or for the number of years of service on the Board, whichever is less.

EXECUTIVE OFFICERS OF THE COMPANY

  The following individuals currently serve as executive officers of the
Company:

NAME                                                 POSITION(S) HELD
----                                                 ----------------
Edward L. Massie*......................... President and Chief Executive Officer
Jonathan Copulsky......................... Senior Officer, Product/Customer Mgt.
Richard G. Honor.......................... Senior Officer, International
Oakleigh B. Thorne........................ Chairman of the Board
Oakleigh Thorne*.......................... Member of Executive Committee
Ralph C. Whitley.......................... Member of Executive Committee
Hugh J. Yarrington........................ Senior Officer, Knowledge

--------
*In April, 1995 Oakleigh Thorne was elected President and Chief Executive
Officer.

                            EXECUTIVE COMPENSATION

  The following table sets forth all compensation awarded to, earned by or paid to the Company's President and Chief Executive Officer and each of the Company's six most highly compensated Executive Officers (other than the President and Chief Executive Officer) whose total annual salary and bonus exceeded $100,000 for all services rendered in all capacities to the Company and its subsidiaries for the Company's fiscal year ended December 31, 1994.

                                                                      LONG-TERM COMPENSATION
                                                                  ------------------------------
                                  ANNUAL COMPENSATION                    AWARDS         PAYMENTS
                          --------------------------------------- --------------------- --------
                                                        OTHER     RESTRICTED SECURITIES
                                                        ANNUAL      STOCK    UNDERLYING   LTIP      ALL OTHER
   NAME AND PRINCIPAL                                COMPENSATION  AWARD(S)   OPTIONS/  PAYOUTS  COMPENSATION(1)
        POSITION          YEAR SALARY($) BONUS($)        ($)         ($)      SARS(#)     ($)           $
   ------------------     ---- --------- --------    ------------ ---------- ---------- -------- ---------------
EDWARD L. MASSIE*
President and Chief
 Executive Officer......  1994  405,962  196,800           --        --        35,000     --          6,400
President and Chief
 Executive Officer......  1993  391,546  153,734           --        --       120,000     --          7,613
President and Chief
 Executive Officer......  1992  380,000  110,000           --        --           --      --         13,459
JONATHAN COPULSKY
Sr. Officer,
 Product/Customer Mgt...  1994  202,308   87,571           --        --        20,000     --          2,824
Sr. Officer,
 Product/Customer Mgt...  1993  191,538   63,677         9,742(2)    --        60,000     --          2,585
Sr. Officer,
 Product/Customer Mgt...  1992  180,000   25,000        34,882(3)    --           --      --            --
RICHARD G. HONOR
Sr. Officer, Interna-
 tional.................  1994  210,923   81,408        36,000(4)    --         3,750     --          3,475
Sr. Officer, Interna-
 tional.................  1993  206,154   29,515        36,571(5)    --        30,000     --          4,157
Sr. Officer, Interna-
 tional.................  1992  180,870    6,250        11,778(6)    --           --      --          1,491
OAKLEIGH B. THORNE
Chairman of the Board...  1994  290,000        0           --        --             0     --          4,661
Chairman of the Board...  1993  200,000   90,000           --        --             0     --          4,315
Chairman of the Board...  1992  200,000   90,000           --        --           --      --          7,084
OAKLEIGH THORNE*
Member of Executive Com-
 mittee.................  1994  224,077  110,400           --        --        35,000     --            791
Member of Executive Com-
 mittee.................  1993  206,154   80,954           --        --       100,000     --          4,099
Member of Executive Com-
 mittee.................  1992  200,000   65,000           --        --           --      --          7,084
RALPH C. WHITLEY
Member of Executive Com-
 mittee.................  1994  235,962  115,200        12,500(2)    --        35,000     --          3,850
Member of Executive Com-
 mittee.................  1993  229,717  129,909(7)     41,367(3)    --       100,000     --          4,264
Member of Executive Com-
 mittee.................  1992  216,000   69,000           --        --           --      --          7,604
HUGH J. YARRINGTON(8)
Sr. Officer, Knowledge..  1994  207,308   87,539         3,013(2)    --        20,000     --          1,280
Sr. Officer, Knowledge..  1993   73,077   26,520        28,932(3)    --        60,000     --            262

--------
(1) The totals in this column reflect the value of the CCH contributions to the CCH Employees' Profit-Sharing Plan. The 1994 amounts include additional 1994 Plan contributions that have been estimated because the contribution is not calculable at this time. The estimate is expected to be accurate to within ^ 5%. The 1993 contributions shown here are actual, whereas in last year's proxy statement they were estimated.
(2) Represents reimbursements for taxes incurred as a result of relocation in the previous year.
(3) Represents reimbursements for relocation expenses.
(4) Represents automobile and housing allowances.
(5) Of this amount, $36,000 was for automobile and housing allowances, $207 was for relocation expenses, and $364 represents reimbursement for taxes incurred as a result of relocation expense reimbursement in the previous year.
(6) Of this amount, $9,692 was for automobile and housing allowances and $11,778 was for relocation.
(7) Of this amount, $42,339 was for payment of accrued vacation upon transfer from Computax to CCH.
(8) Hired August 16, 1993.
 * In April, 1995 Oakleigh Thorne was elected President and Chief Executive Officer.

                              OPTIONS/SAR GRANTS

  The following tables set forth information pertaining to grants of stock options to the Executive Officers during 1994 as well as to stock options held by the Executive Officers at the end of 1994. All such options were granted under the 1993 Long-Term Incentive Plan and relate to Class B Common Stock. No stock appreciation rights were granted during 1994. None of the Executive Officers exercised any stock options during 1994.

                    OPTIONS/SAR GRANTS IN LAST FISCAL YEAR

                                           INDIVIDUAL GRANTS
                         ------------------------------------------------------
                                    % OF TOTAL
                         NUMBER OF   OPTIONS/
                         SECURITIES    SARS
                         UNDERLYING GRANTED TO EXERCISE
                          OPTIONS/  EMPLOYEES  OR BASE              GRANT DATE
                            SARS    IN FISCAL   PRICE   EXPIRATION   PRESENT
     NAME                 GRANTED      YEAR     ($/SH)   DATE(1)   VALUE ($)(2)
     ----                ---------- ---------- -------- ---------- ------------
Edward L. Massie........   35,000      13.1%    17.000   2/10/04     173,950
Jonathan Copulsky.......   20,000       7.5%    17.000   2/10/04      99,400
Richard G. Honor........    3,750       1.4%    17.000   2/10/04      18,638
Oakleigh B. Thorne......        0         0        --        --            0
Oakleigh Thorne.........   35,000      13.1%    17.000   2/10/04     173,950
Ralph C. Whitley........   35,000      13.1%    17.000   2/10/04     173,950
Hugh J. Yarrington......   20,000       7.5%    17.000   2/10/04      99,400

--------
(1) In general, the options granted in 1994 to all executive officers (other than the Chief Executive Officer and Richard G. Honor) become exercisable at the rate of one half on the second anniversary of the grant date and one quarter on the third and fourth anniversaries of the grant date. For Mr. Massie and Mr. Honor, all of their 1994 options become exercisable on the second anniversary of the date of grant. Under the terms of the 1993 Long-Term Incentive Plan, in the event of a change of control, as defined in the Plan, all options become immediately vested and exercisable.
(2) The Black-Scholes option pricing model has been used to calculate present value as of the date of grant, February 10, 1994. The present value as of the date of grant, calculated using the Black-Scholes model, is based on assumptions about future interest rates, stock price volatility, and dividend yield. The Black-Scholes model is a complicated mathematical formula widely used to value exchange-traded options. However, stock options granted by CCH to its executive officers differ from exchange-traded options in three key respects: CCH's options are long-term, non-transferable, and subject to vesting restrictions, while exchange-traded options are short-term and can be exercised or sold immediately in a liquid market. There is no assurance that the assumptions used, as described below will prove to be true in the future. Consequently, the grant date present values set forth in the table are only theoretical values and may not accurately determine present value. The actual value, if any, that may be realized by each individual will depend on the market price of Class B Shares on the date of exercise. The following key assumptions were used in the calculation: a risk-free rate of return equal to the interest rate on a U.S. Treasury security with a maturity date corresponding to that of the option term (5.923%); a 9-month volatility of 25% as reported in Bloomberg Financial Services as of February 28, 1994; a dividend yield of 3.20%; and time of exercise of 10 years (exercisable only at maturity).

   AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/SAR
                                    VALUES

                                                      NUMBER OF SECURITIES      VALUE OF
                                                           UNDERLYING          UNEXERCISED
                                                          UNEXERCISED         IN-THE-MONEY
                                                        OPTIONS/SARS AT      OPTIONS/SARS AT
                                                      FISCAL YEAR-END (#)  FISCAL YEAR-END ($)
                                                      -------------------- -------------------
                         SHARES ACQUIRED    VALUED        EXERCISABLE/        EXERCISABLE/
          NAME           ON EXERCISE (#) REALIZED ($)    UNEXERCISABLE        UNEXERCISABLE
          ----           --------------- ------------ -------------------- -------------------
Edward L. Massie........       --            --            0/155,000               0/0
Jonathan Copulsky.......       --            --             0/80,000               0/0
Richard G. Honor........       --            --             0/33,750               0/0
Oakleigh B. Thorne......       --            --                  0/0               0/0
Oakleigh Thorne.........       --            --            0/135,000               0/0
Ralph C. Whitley........       --            --            0/135,000               0/0
Hugh J. Yarrington......       --            --             0/80,000               0/0

                                 PENSION PLAN

  CCH maintains an integrated pension plan (the "Pension Plan") that provides for defined benefits to eligible officers and employees of CCH and its participating subsidiaries upon retirement at a specified age. These benefits are based on the participant's number of years of service, final average pay (the individual's highest average pay in any 60 consecutive months in his or her last 120 months of service), and the individual's "excess final average pay" (the portion, if any, of final average pay that exceeds the average amount of pay subject to Social Security tax). Under the Pension Plan, a participant's pay includes base salary, overtime, commissions, and bonuses (subject to certain limitations under the Code). CCH also maintains an unfunded supplemental employee retirement plan, described more fully below (the "SERP"). The estimated aggregate benefits payable upon retirement under the Pension Plan and the SERP to persons in specified final average pay and years of service classifications are listed in the table below. The normal retirement pension at age 65 is shown in the table below in the form of a straight life annuity (although other options, including lump sum and a joint and survivor annuity option, are available) for different levels of earnings and years of service.

                                            YEARS OF SERVICE
                          -----------------------------------------------------
   AVERAGE ANNUAL
   EARNINGS                  15       20       25       30       35       40
   --------------         -------- -------- -------- -------- -------- --------
   $ 25,000.............. $  4,417 $  5,939 $  7,462 $  8,837 $ 10,112 $ 11,362
   $ 50,000..............   11,205   15,030   18,874   21,624   24,174   26,674
   $100,000..............   24,780   33,239   41,699   47,199   52,299   57,299
   $250,000..............   65,505   87,839  110,174  123,924  136,674  149,174
   $500,000..............  133,380  178,839  224,299  251,799  277,299  302,299
   $750,000..............  201,255  269,839  338,424  379,674  417,924  455,424

  As of January 1, 1995, each Named Executive Officer had the following number of years of service under the Pension Plan and the SERP:

                                   YEARS OF
                                   SERVICE
                                   --------
            Edward L. Massie          40
            Jonathan Copulsky          3
            Richard G. Honor(/1/)      2
            Oakleigh B. Thorne        33
            Oakleigh Thorne            8
            Ralph C.Whitley           26
            Hugh J. Yarrington         1

  The Pension Plan formula provides that a participant's annual benefit will equal the sum of (a) 1.2% of final average pay multiplied by the participant's years of service prior to 1989 plus 1.1% of final average pay multiplied by the participant's years of service after 1988 (up to 25 years of service), (b) 1% of final average pay multiplied by the participant's years of service over 25, and (c) .65% of "excess final average pay" multiplied by the participant's years of service up to 25.

  The Pension Plan is integrated with Social Security. However, benefit amounts are not subject to deduction for Social Security benefits or other offset amounts.

                         SUPPLEMENTAL RETIREMENT PLAN

  The SERP provides benefits to certain "highly compensated" employees (as declined in Section 414(q)(1)(B) of the Code) equal to the excess, if any, of the benefit they would have received under the Pension Plan formula as it existed on December 31, 1988, without regard to certain limitations contained in the Code that generally are applicable under the Pension Plan, over the benefit they receive under the Pension Plan. The Pension Plan formula as of December 31, 1988 provided that a participant's annual benefit would equal the sum of (a) 2% of final average pay multiplied by the participant's years of service up to 25 and (b) 1% of final average pay multiplied by the participant's years of service over 25, reduced by (c) 2% of the participant's estimated primary Social Security benefit multiplied by the participant's years of service up to 25.

  Under the SERP, a participant's pay generally is the same as his or her pay under the Pension Plan but is not subject to any limitations imposed on the Pension Plan by the Code. The benefit under the SERP is integrated with Social Security, and the formula incorporates a deduction for Social Security benefits.
--------
(/1/) Mr. Honor retired under the pension plan of CCH Australia in 1992 prior to relocating to the United States to establish the International Organization for the parent company.

                  SHAREHOLDER RETURN PERFORMANCE INFORMATION

  Set forth below is a line graph comparing the yearly percentage change in the cumulative total shareholder return on the Class A Common Stock against the change in the cumulative total return of the Russell 2500 market index and the Information Industry Bulletin 45 U.S. Cumulative Total Return Index for the five-year period that commenced January 1, 1990 and ended December 31, 1994.

Russell 2500

  The Company believes that the companies listed in the S&P 500 are too large to be representative of the market influences on the Company's stock. The Company is not within the S&P 500 Stock Index. The Russell 2500 index is made up of the next 2500 largest companies by market capitalization after the S&P
500. The Company believes that the Russell 2500 is more representative than the S&P 500 because the average market capitalization of the companies comprising the Russell 2500 approximates that of the Company.

Peer Group

  The Company has chosen the Information Industry Bulletin 45 U.S. Index for its peer group index. The IIB 45, a published and readily available index, tracks companies that derive at least 50% of their annual revenues from information activities. The Company believes that the industry factors and market conditions faced by the IIB 45 companies are similar to those encountered by the Company. Moreover, since this group consists of domestic companies only, it provides an index that is not subject to the fluctuations of overseas stock markets.


                                [CHART]

Five-Year Cumulative Return Comparison*
CCH Class A, Russell 2500 Index and IIB 45 U.S. Index
CCH Class A, IIB 45 and Russell 2500 Indicies, Trailing
Twelve Months
December 31, 1994

CCH Russell 2500    IIB 45 Index
Annual   Indexed    Index      Annual    Indexed   Index
Annual   Indexed    Index
Year Return   Return     Value      Return    Return     Value
Return    Return   Value
1989 100.00    100.00   100.00
1990 6.74%     1.0674   106.74      (14.87%)  0.8513     85.13
(17.00%)  0.8300    83.00
1991 (4.72%)   0.9528   101.70      46.68%    1.4668
124.87    23.00%    1.2300   102.09
1992 (7.56%)   0.9244    94.01    16.17%      1.1617
145.06    12.20%    1.1220    114.54
1993 3.84%     1.0384    97.62     16.54%     1.1654
169.05    16.50%    1.1650    133.44
1994 (3.10%)   0.9690    94.60     (1.60%)    0.9840
166.35    (8.15%)   0.9185    122.57

--------
 *Total return assumes reinvestment of dividends.
**Returns are based on information from outside sources. Stocks in the index are selected from the Information Industry Bulletin's index for domestic companies.

 STOCK OWNERSHIP OF PRINCIPAL STOCKHOLDERS, NOMINEE DIRECTORS, AND MANAGEMENT

  The following table shows the number of shares of Class A Common Stock and Class B Common Stock beneficially owned and the percentage of the outstanding shares of Class A Common Stock and Class B Common Stock so owned, as of February 10, 1995, as to (1) each person known to the management of the Company to be the beneficial owner of more than five percent of the outstanding shares of Class A Common Stock or Class B Common Stock, (2) each nominee director, and (3) the Named Executive Officers. Unless otherwise indicated, the Shares owned are less than 1% of the indicated class. Unless otherwise indicated, the owner has sole voting and investment power with respect to the listed Shares.

                              CLASS A     PERCENT OF    CLASS B     PERCENT OF
     BENEFICIAL OWNER       COMMON STOCK   CLASS A    COMMON STOCK   CLASS B
      AND ADDRESS(1)           OWNED     COMMON STOCK   OWNED(2)   COMMON STOCK
     ----------------       ------------ ------------ ------------ ------------
Ariel Capital Management     1,429,585       8.4%              0
 Inc.(3)..................
307 North Michigan Avenue
Chicago, Illinois
David L. Babson & Co.,               0                 1,259,110       7.4%
 Inc.(4)..................
One Memorial Drive
Cambridge, Massachusetts
John C. Burton............       2,000                     2,000
Jonathan Copulsky.........         245                     7,782
William C. Egan, III......           0                         0
Richard G. Honor..........       1,000                    15,000
Edward L. Massie..........      13,545                    75,391
Robert H. Mundheim........         500                     2,000
Daniel K. Thorne..........   1,546,852       9.0%      1,546,852       9.2%
Oakleigh B. Thorne(5).....   8,017,427      47.0%      8,021,272      47.4%
Oakleigh Thorne...........       1,370                    14,042
Ralph C. Whitley..........       4,249                    17,373
Hugh J. Yarrington........           0                         0
All Executive Officers and
 Directors as a group (18
 persons).................   9,581,973      56.2%      9,750,933      57.2%
All Executive Officers and
 Directors as a group (16
 persons) other than
 Oakleigh B. and
 Daniel K. Thorne.........      27,694                   182,809       1.1%

--------
(1) Address of 5% stockholders is 2700 Lake Cook Road, Riverwoods, IL, except where specified.
(2) Shares of Class B Common Stock owned includes shares issuable upon the exercise of options that will be exercisable within 60 days as follows:
    Edward L. Massie, 60,000; Jonathan Copulsky, 7,500; Richard G. Honor, 15,000; Oakleigh Thorne, 12,500; Ralph Whitley, 12,500; all other executive officers and directors as a group, 43,750; all executive officers and directors as a group, 151,250.
(3) Based on the most recent report on Schedule 13G filed with the SEC, Ariel Capital Management Inc. reported sole voting power with respect to 940,150 shares of Class A Common Stock, shared voting power with respect to 91,975 shares of Class A Common Stock, and sole investment discretion for 1,429,585 shares of Class A Common Stock.
(4) Based on the most recent report on Schedule 13G filed with the SEC, David
    L. Babson & Co., Inc. reported sole voting power with respect to 568,370 shares of Class B Common Stock, shared voting power with respect to 690,740 shares of Class B Common Stock, and sole investment discretion for 1,259,110 shares of Class B Common Stock.
(5) Includes 7,673,945 Shares held by certain trusts over which Oakleigh B. Thorne has sole or shared voting and investment authority and 200,009 Shares held by a charitable foundation of which Oakleigh B. Thorne is a co-trustee. Chemical Banking Corporation and its subsidiary, Chemical Bank, 277 Park Avenue, New York, New York, have advised the Company that they have shared voting authority over 1,912,852 Shares, sole voting authority over 3,000 shares of Class A Common Stock, and shared investment authority over 1,912,852 Shares (11.2% and 11.3% of shares of Class A Common Stock and shares of Class B Common Stock, respectively). Oakleigh
    B. Thorne has advised CCH that substantially all of the Shares that are held by various trusts of which he is co-trustee with Chemical Bank are included in the table above. CCH has been advised that an additional 1,268,816 Shares (7.4% and 7.5% of shares of Class A Common Stock and shares of Class B Common Stock, respectively) included in the table above are held by Oakleigh B. Thorne and John Akin of Seattle, Washington, as co-trustees under a trust in which voting authority over such shares of Class A Common Stock is held by Mr. Thorne and investment authority over all such Common Stock is shared with Mr. Akin.

                     INFORMATION WITH RESPECT TO DESIGNEES

  Set forth below is the name, age, business address, principal occupation or employment and five year employment history of the persons who will be the Parent Designees. Unless otherwise indicated, each such person has held the occupation listed opposite his name for at least the past five years and each occupation refers to employment with the Parent. Unless otherwise indicated, the business address of all persons listed below is c/o Wolters Kluwer nv, Stadhouderskode 1, 1054 ES Amsterdam, The Netherlands. Unless otherwise indicated, all persons listed below are citizens of The Netherlands. None of the persons listed below owns any Shares.

                                                  PRESENT PRINCIPAL OCCUPATION
               NAME AND                            OR EMPLOYMENT AND FIVE-YEAR
           BUSINESS ADDRESS            AGE             EMPLOYMENT HISTORY
           ----------------            ---        ----------------------------
C. J. Brakel.......................... 58  Chairman of the Executive Board since 1995;
                                            Member of Executive Board since 1987
C. H. van Kempen...................... 50  Member of the Executive Board since 1993;
                                            Chief Executive Officer of Wolters Kluwer
                                            Italy, an indirect wholly owned subsidiary
                                            of Wolters Kluwer nv from 1990 through
                                            1993
Robert Pieterse....................... 53  Member of the Executive Board since 1987
Peter W. van Wel...................... 49  Member of the Executive Board since 1993;
                                            Chief Executive Officer of Wolters Kluwer
                                            U.S. Corporation, an indirect wholly owned
                                            subsidiary of Wolters Kluwer nv ("Wolters
                                            Kluwer U.S.") from 1990 through 1993
Hans E. M. van Dinter................. 50  Chief Financial Officer for more than the past five years
Bruce C. Lenz......................... 52  Executive Vice President and Chief
 c/o Wolters Kluwer U.S. Corporation        Financial Officer of Wolters Kluwer U.S.
 1185 Avenue of the Americas                for more than the past five years
 New York, New York 10036
 (United States citizen)
F. H. Simons.......................... 47  Head of Legal Department for more than the past five years
John Marozsan......................... 54  President of Aspen Publishers, Inc., an
 c/o Aspen Publishers, Inc.                 indirect wholly owned subsidiary of
 1185 Avenue of the Americas                Parent, for more than the past five years
 New York, New York 10036
 (United States citizen)
Paul C. Kooijmans..................... 47  Director of Accounting and Control for more than the past five years